

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3030

February 20, 2009

Ms. Janet Moore
Chief Financial Officer
Biomerica, Inc.
1533 Monrovia Avenue
Newport Beach, CA 92663

> **Re: Biomerica, Inc.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the Quarterly Period Ended November 30, 2008**
> **File No. 000-08765**

Dear Ms. Moore:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2008

Financial Statements, page FS-1

Note 6. Shareholders' Equity, page FS-21

1.   In future filings please provide all of the disclosures required by paragraphs 64, 65 and A240 of SFAS 123R, including the following:

- Significant assumptions underlying your Black Scholes valuations such as expected term, expected volatility, and the risk-free rate;
- For each year for which an income statement is presented, present total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit related thereto and the total compensation cost capitalized as part of the cost of an asset; and
- Disclose, as of the latest balance sheet date presented, the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which you expected to recognize these costs.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Financial Statements, page 1

Note 4, page 5

2.   We note the disclosure that the information set forth in your condensed consolidated statements is unaudited and may be subject to normal year-end adjustments. Please confirm that there are no year-end adjustments reflected in your interim financial statements and remove the disclosure in future filings of your Forms 10-Q. Otherwise, advise us.

Item 4. Controls and Procedures, page 13

3.   The language that is currently included after the word "effective" in your disclosure of management's conclusion on the effectiveness of disclosure controls and procedures appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e)."

Exhibit 31.1

4.   In future filings, please ensure that the wording of your certification is consistent with the wording required by Item 601(b)(31(i). For example, we that in paragraph 4 you capitalized the 'R' in the word reporting; in paragraph 4 you omitted the phrase 'and 5(d)-15(f))'; in paragraph 4(d) you omitted the phrase '(the registrant's fourth fiscal quarter in the case of an annual report)'; and in paragraph 5 you added the word 'our' before 'internal control over financial reporting' and you added the word 'other' before 'persons performing the equivalent functions'.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant